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SECUR 02021169 MMISSION
Washington,

SEC FILE NUMBER
8- 49547

RECEIVED FEB 25 2002 SECTION 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MISSION SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2244 CARMEL VALLEY ROAD, SUITE B
(No. and Street)

DEL MAR, (City) CALIFORNIA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG BIDDICK (858) 704-0170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATRANGA & CORREIA, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DRIVE, SUITE 470, LA JOLLA, CA 92037
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG BIDDICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MISSION SECURITIES CORPORATION, as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

WALTER BEERLE JR.
Commission # 1165038
Notary Public - California
San Diego County
My Comm. Expires Jun 23, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MISSION SECURITIES CORPORATION
AUDIT REPORT IN CONFORMITY WITH
RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Matranga & Correia
An Accountancy Corporation

Members:
California Society of
Certified Public Accountants
American Institute of
Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

To the Board of Directors
Mission Securities Corporation
Del Mar, California

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Mission Securities Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mission Securities Corporation as of December 31, 2001 and 2000, and the results of its operations, changes in shareholder's equity, and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 6 and Schedule I - Computation of Net Capital, Schedule II - Computation of Net Capital Requirement, and Schedule III - Computation of Aggregate Indebtedness on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Supplementary Schedule IV - Other Expenses as well as Schedules I - III have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matranga & Correia

Matranga & Correia

January 18, 2002
La Jolla, California

4180 La Jolla Village Drive, Suite 470 • La Jolla, CA 92037 • Tel: (858) 875•1100 • Fax: (858) 875•1530

MISSION SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 7,877	$ 7,085
Deposits with clearing organization	10,000	0
Receivable from clearing organization	11,125	0
Total Current Assets	29,002	7,085
OTHER ASSETS		
Rent deposit	2,900	0
Securities	3,300	3,300
Organization costs	970	970
Accumulated amortization	(970)	(905)
Total Other Assets	6,200	3,365
Total Assets	$ 35,202	$ 10,450

The accompanying notes are an integral part of these financial statements.

MISSION SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION (Cont.)
DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 2,418	$ 699
Franchise tax payable	800	0
Total Current Liabilities	3,218	699
LONG-TERM LIABILITIES	0	0
Total Liabilities	3,218	699
SHAREHOLDER'S EQUITY		
Capital stock, common, no par value, authorized 1,000,000 shares, issued 1,000 shares	10,000	10,000
Additional paid-in capital	91,230	16,201
Retained deficit	(69,246)	(16,450)
Total Shareholder's Equity	31,984	9,751
Total Liabilities and Shareholder's Equity	$ 35,202	$ 10,450

The accompanying notes are an integral part of these financial statements.

MISSION SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE		
Commissions	$ 23,450	$ 0
Interest/dividend income	0	44
Customer charges	6,090	0
Investment banking	12,377	0
Other	87	1,200
Total Revenue	42,004	1,244
EXPENSES		
Employee compensation	10,467	0
Commissions	16,997	0
Occupancy expense	13,290	0
Regulatory fees	4,242	0
Other expenses (See Schedule IV)	49,004	2,803
Total Expenses	94,000	2,803
Net income (loss) before provision for income tax	(51,996)	(1,559)
Provision for income taxes		
State income taxes	(800)	(800)
Net Income (Loss)	$ (52,796)	$ (2,359)

The accompanying notes are an integral part of these financial statements.

MISSION SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Contributed Capital	Retained (Deficit)	Total
Beginning balances, January 1, 2000	$ 10,000	$ 8,194	$ (14,091)	$ 4,103
Net income (loss)	0	0	(2,359)	(2,359)
Contributions	0	8,007	0	8,007
Ending balances, December 31, 2000	$ 10,000	$ 16,201	$ (16,450)	$ 9,751
Beginning balances, January 1, 2001	$ 10,000	$ 16,201	$ (16,450)	$ 9,751
Net income (loss)	0	0	(52,796)	(52,796)
Contributions	0	75,029	0	75,029
Ending balances, December 31, 2001	$ 10,000	$ 91,230	$ (69,246)	$ 31,984

The accompanying notes are an integral part of these financial statements.

MISSION SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2001	2000
Cash Flows from Operating Activities:		
Cash collected from customers	$ 30,792	$ 0
Interest income	0	44
Other income	87	1,200
Income tax paid	0	(800)
Cash paid for general and administrative expenses	(95,116)	(4,176)
Net cash provided (used) by operating activities	(64,237)	(3,732)
Cash Flows from Investing Activities:		
Purchase of securities	0	(3,300)
Net cash provided (used) by investing activities	0	(3,300)
Cash Flows from Financing Activities:		
Additional paid-in capital	75,029	8,007
Net cash provided (used) by financing activities	75,029	8,007
Net increase (decrease) in cash and cash equivalents	10,792	975
Beginning cash and cash equivalents	7,085	6,110
Ending cash and cash equivalents	$ 17,877	$ 7,085

The accompanying notes are an integral part of these financial statements.

MISSION SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS (Cont.)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED (USED) BY OPERATING ACTIVITIES

	2001	2000
Net income (loss)	$ (52,796)	$ (2,359)
Adjustments to net income (loss) to net cash provided (used) by operating activities:		
Amortization	65	194
Decrease (Increase) in receivable from clearinghouse	(11,125)	0
Decrease (Increase) in deposits	(2,900)	0
(Decrease) increase in accounts payable	1,719	(1,567)
(Decrease) increase in franchise tax payable	800	0
	(11,441)	(1,373)
Net cash provided (used) by operating activities	$ (64,237)	$ (3,732)

The accompanying notes are an integral part of these financial statements.

MISSION SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

There were no liabilities subordinated to the claim of general creditors as of December 31, 2001 and 2000.

See the accompanying notes to the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Mission Securities Corporation, a California S corporation ("the Company"), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been applied in the preparation of the financial statements.

Business Activity

Mission Securities Corporation was incorporated on April 16, 1996, under the laws of the State of California. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments. The Company was approved for membership in the National Association of Securities Dealers.

The Company has executed an agreement with Emmett A. Larkin Company, another broker-dealer, for the handling of customer securities transactions on a fully-disclosed basis. The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities to other brokers, and does not otherwise hold funds or securities for or owe money or securities to customers.

Revenue Recognition

The Company uses the accrual basis of accounting. Accordingly, revenues from securities transactions are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. Securities transactions are recorded on a settlement date basis. The effect of events on the business is recognized as services are rendered or consumed rather than when cash is received or paid.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions, and highly liquid debt instruments with original maturities of 90 days or less.

Organization Costs

Organization costs are carried at cost. Depreciation of organization cost is provided using the straight-line method over the estimated useful life of sixty months.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, ranging from five to seven years. Repairs and maintenance that do not extend the useful life of the assets are charged to operations as incurred.

Leases

Leases are classified as either capital or operating leases. Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Rental payments under operating leases are expensed as incurred. As of December 31, 2001 and 2000, all of the Company's lease agreements have been properly classified as operating leases.

Income Taxes

An S corporation is a pass-through entity, whereby the business income flows through to the shareholders and is subsequently taxed at individual rates. The State of California requires an S corporation to pay taxes at a flat rate of 1 1/2% of taxable income, or $800, whichever is greater.

Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement 109 - "Accounting for Income Taxes." Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. Deferred income taxes are provided for the tax effect of these differences, if any.

Marketable Securities

Marketable securities are carried at fair market value in accordance with Statement of Financial Accounting Standards No. 115. All of the trading securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

The securities are subject to "haircuts" for purposes of computing net capital (see Note 2).

See accountants' audit report.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - HAIRCUTS ON SECURITIES

Pursuant to Rule 15c-3-1(f), haircuts were computed as follows:

For the year ended December 31, 2001:

	Computation Value	Haircuts
15% on securities	$ 0	$ 0
15% on undue concentration	0	0
85% on blockage concentration	0	0
	$ 0	0

For the year ended December 31, 2000:

	Computation Value	Haircuts
15% on securities	$ 0	$ 0
15% on undue concentration	0	0
85% on blockage concentration	0	0
	$ 0	$ 0

See accountants' audit report.

NOTE 3 - SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE 4 - COMMITMENTS

The Company leases its current premises located at 2244 Carmel Valley Road, Suite B, Del Mar, California. The lease expires in August 2002. Minimum lease payments are $2,900 per month.

As of December 31, 2001, the scheduled payments for the next five years are as follows:

Year	Amount
2002	$ 26,100
2003	0
2004	0
2005	0
2006	0
Total	$ 26,100

Rent expense for premises for the years ended December 31, 2001 and 2000 were $13,290 and $0, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2001 and 2000, the Company's net capital ratio was approximately .12 to 1 and .11 to 1, respectively. At December 31, 2001 and 2000, the Company had net capital of $25,784 and $6,386, respectively, and net capital requirements of $5,000 and $5,000, respectively. Aggregate indebtedness was $3,218 and $699, respectively, for the years then ended. The net capital rules may effectively restrict the withdrawal of equity capital, such as cash dividends.

See accountants' audit report.

NOTE 6 – DEFERRED TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of accounts receivable, accounts payable, and depreciable property and equipment, for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes.

The components of the provision for (benefit from) income taxes on income from operations are as follows:

	Total	Paid	Payable
Current tax expense:			
U.S. federal	$ 0	$ 0	$ 0
State	800	0	800
Total income taxes payable	$ 800	0	800
Deferred tax expense following:			
U.S. federal	$ 0		
State tax	0		
Total deferred	0		
Total tax provision (benefit)	$ 800		

The deferred tax assets at December 31 is as follows:

	2001	2000
U.S. federal	$ 0	$ 0
State tax	0	0
	$ 0	$ 0

See accountants' audit report.

NOTE 6 – DEFERRED TAXES (Cont.)

The provision (benefit) for income taxes consists of the following for the years ended December 31:

	2001	2000
Current provision		
Federal	$ 0	$ 0
State	800	800
Total current provision	800	800
Deferred provision (benefit)	0	0
Total deferred provision (benefit)	0	0
Total income tax provision (benefit)	$ 800	$ 800

The provision (benefit) for income taxes in the accompanying statements of operations differs from the amount of tax based on the statutory income tax rates as follows:

	2001	2000
Provision for income taxes at statutory rate:		
Federal income tax	$ 0	$ 0
State income tax	800	800
Total provision (benefit) for income taxes	$ 800	$ 800

NOTE 7 - ANNUAL AUDITOR'S REPORT FORM X-17A-5

The Statements of Financial Condition and related statements of the annual audit pursuant to Rule 17A-5 are available for examination at the principal office of Mission Securities Corporation, 2244 Carmel Valley Road, Suite B, Del Mar, California, and the regional office of the Securities and Exchange Commission located at 5670 Wilshire Blvd., 11th Floor, Los Angeles, California 90036.

SUPPLEMENTARY INFORMATION

MISSION SECURITIES CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL
SCHEDULE II - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
SCHEDULE III - COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001 AND 2000

SCHEDULE I - COMPUTATION OF NET CAPITAL

	2001	2000
Total ownership equity from statements of financial condition	$ 31,984	$ 9,751
Less non-allowable assets	(6,200)	(3,365)
Net capital before haircuts on securities	25,784	6,386
Less haircuts on securities (Note 2)	0	0
Net capital	$ 25,784	$ 6,386

SCHEDULE II - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	2001	2000
Minimum net capital required (1/15th of aggregate indebtedness)	$ 5,000	$ 5,000
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 20,784	$ 1,386
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 25,462	$ 6,316

SCHEDULE III - COMPUTATION OF AGGREGATE INDEBTEDNESS

	2001	2000
Total liabilities from statement of financial condition	$ 3,218	$ 699
Total aggregate indebtedness	$ 3,218	$ 699
Percent of aggregate indebtedness to net capital	12.48%	10.94%

No material differences exist between this computation and the broker-dealer's unaudited filing of the FOCUS report.

The accompanying notes are an integral part of these financial statements.

MISSION SECURITIES CORPORATION
SCHEDULE IV – OTHER EXPENSES
DECEMBER 31, 2001 AND 2000

	2001	2000
Accounting	$ 3,177	$ 2,140
Advertising	3,029	0
Amortization expense	65	194
Bonding expense	362	283
Bank charges	60	11
Clearing charges	224	0
Dues and subscriptions	137	0
Write-offs	540	0
Insurance	6,975	0
Legal	2,000	0
Maintenance	2,488	0
Office expense	6,591	0
Outside services	1,461	0
Payroll preparation	190	0
Payroll taxes	1,102	0
Postage and delivery	2,175	0
Printing	797	0
Quotation service	843	0
Taxes and license	75	175
Telephone	5,648	0
Ticket charges	4,057	0
Travel	6,365	0
Utilities	643	0
Total	$ 49,004	$ 2,803

The accompanying notes are an integral part of these financial statements.

Matranga & Correia
An Accountancy Corporation

Members:
California Society of
Certified Public Accountants
American Institute of
Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

To the Board of Directors
Mission Securities Corporation
Del Mar, California

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

We have audited the financial statements of Mission Securities Corporation for the years ended December 31, 2001 and 2000, and have issued our reports thereon dated January 18, 2002 and February 9, 2001. The Company does not clear transactions or carry customer accounts, therefore, the following procedures for safeguarding securities were omitted: (i) the reserve required by Rule 15c3-3; (ii) making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13; (iii) complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

As part of our audits, we reviewed and tested the system of internal accounting control. The practices and procedures following in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) were tested to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 of the Securities and Exchange Commission. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurances as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by

4180 La Jolla Village Drive, Suite 470 • La Jolla, CA 92037 • Tel: (858) 875•1100 • Fax: (858) 875•1530

management. However, for the purposes of this report under Rule 17a-5, the cost benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the estimates and judgements of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2001 and 2000, which was made for the purposes set forth in the second paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

Matranga & Correia

Matranga & Correia

January 18, 2002
La Jolla, California